UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No.4)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Funtalk China Holdings Limited

(Name of the Issuer)

Funtalk China Holdings Limited
Fortress Group Limited
Fortress Merger Sub Limited
ARC Capital Holdings Limited
ARCH Digital Holdings Ltd.
Golden Meditech Holdings Limited
GM Investment Company Limited
Kuo Zhang
Nana Gong
Sinowill Holdings Limited
Dongping Fei
Huge Harvest Enterprises Limited
Hengyang Zhou
Kingstate Group Limited
Francis Kwok Cheong Wan
Trend Focus Limited
Capital Ally Investments Limited
PAG Asia I LP
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)
G36993106
(CUSIP Number)

Funtalk China Holdings Limited 21/F, Block D, The Place Tower No. 9 Guanghua Road Chaoyang District, Beijing, 100020 People’s Republic of China Attention: Dongping Fei +86 (10) 5709-1100	PAG Asia I LP 32/F, AIA Central 1 Connaught Road, Central Hong Kong Attention: David J Kim +852 3719-6300
Kuo Zhang, Nana Gong, Sinowill Holdings Limited, Dongping Fei, Huge Harvest Enterprises Limited, Hengyang Zhou, Kingstate Group Limited, Francis Kwok Cheong Wan, Trend Focus Limited, Capital Ally Investments Limited
c/o Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road
Chaoyang District, Beijing, 100020
People’s Republic of China
Attention: Dongping Fei
+86 (10) 5709-1100

ARC Capital Holdings Limited and ARCH Digital Holdings Ltd. 32/F, AIA Central 1 Connaught Road, Central, Hong Kong Attention: Allan Liu +852 3719-6300		Golden Meditech Holdings Limited and GM Investment Company Limited 48/F, Bank of China Tower 1 Garden Road, Central, Hong Kong Attention: Kong Kam Yu Sammy +852 3605-8180

Fortress Group Limited
c/o Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road
Chaoyang District, Beijing, 100020
People’s Republic of China
Attention: Dongping Fei
+86 (10) 5709-1100

Fortress Merger Sub Limited
c/o Funtalk China Holdings Limited
21/F, Block D, The Place Tower
No. 9 Guanghua Road
Chaoyang District, Beijing, 100020
People’s Republic of China
Attention: Dongping Fei
+86 (10) 5709-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Michael V. Gisser, Esq. Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue Beijing 100004 People’s Republic of China	David T. Zhang, Esq. Latham & Watkins 18th Floor, One Exchange Square 8 Connaught Place, Central,Hong Kong

Sang Jin Han, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o Cleary Gottlieb Steen & Hamilton (Hong Kong) 39th Floor, Bank of China Tower 1 Garden Road, Central, Hong Kong	Kathryn King Sudol, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road, Central, Hong Kong

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☑	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$108,844,762	$12,637

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $7.20 for 13,804,869 outstanding ordinary shares of the issuer subject to the transaction, plus (b) the product of 1,812,909 options to purchase ordinary shares multiplied by $1.57 per option (which is the difference between $7.20 per share merger consideration and the weighted average exercise price of $5.63 per share, plus (c) the product of 3,000,585 warrants to purchase ordinary shares multiplied by $2.20 per warrant (which is the difference between $7.20 per share merger consideration and the exercise price of $5.00 per share ((a) to (c) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #5 for Fiscal Year 2011, was calculated by multiplying the Transaction Valuation by 0.0001161.

☑  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,415.21
Form or Registration No.: F-1
Filing Party: Funtalk China Holdings Limited
Date Filed: July 9, 2010

INTRODUCTION

This Amendment No. 4 amends the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), and is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Funtalk China Holdings Limited, a Cayman Islands company (the “Company”), the issuer of the registered ordinary shares, par value $0.001 per share (each, a “Share” and collectively, the “Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Fortress Group Limited, a Cayman Islands company (“Parent”); (c) Fortress Merger Sub Limited, a Cayman Islands company and wholly owned subsidiary of Parent (“Merger Sub”); (d) ARC Capital Holdings Limited, a Cayman Islands company; (e) ARCH Digital Holdings Ltd., a British Virgin Islands corporation; (f) Golden Meditech Holdings Limited, a Cayman Islands company; (g) GM Investment Company Limited, a Hong Kong corporation; (h) Mr. Kuo Zhang, chairman of the board of directors of the Company; (i) Ms. Nana Gong, the wife of Mr. Kuo Zhang; (j) Sinowill Holdings Limited, a British Virgin Islands corporation; (k) Mr. Dongping Fei, chief executive officer of the Company; (l) Huge Harvest Enterprises Limited, a British Virgin Islands corporation; (m) Mr. Hengyang Zhou, executive president of Beijing Funtalk Century Technology Group Company Limited, an indirect wholly owned subsidiary of the Company; (n) Kingstate Group Limited, a British Virgin Islands corporation; (o) Mr. Francis Kwok Cheong Wan, senior vice president of corporate investor relations of the Company; (p) Trend Focus Limited, a British Virgin Islands corporation; (q) Capital Ally Investments Limited, a British Virgin Islands corporation; and (r) PAG Asia I LP, a Cayman Islands limited partnership.

On May 31, 2011, Parent, Merger Sub and the Company entered into an agreement and plan of merger providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are beneficially owned by ARC Capital Holdings Limited, Golden Meditech Holdings Limited, Mr. Kuo Zhang, Ms. Nana Gong, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan.

Under the terms of the merger agreement, at the effective time of the merger, each outstanding Share will be cancelled in exchange for the right to receive $7.20 in cash without interest, excluding (a) Shares beneficially owned by any of the Filing Persons prior to the effective time of the merger (the “Consortium Shares”), which will be cancelled for no consideration and (b) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Companies Law (the “Dissenters Shares”), which will be cancelled for their appraised or other agreed value.

In addition, each outstanding, vested and unexercised option to purchase Shares under the Company’s 2010 Share Incentive Plan (the “Company Option Plan”) will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying such option immediately prior to the effective time of the merger multiplied by the amount by which $7.20 exceeds the exercise price per Share of such vested option. Each outstanding unvested option to purchase Shares under the Company Option Plan will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a restricted cash award in an amount equal to the number of Shares underlying such option multiplied by the amount by which $7.20 exceeds the exercise price per Share of such unvested option. Such restricted cash awards will be subject to the same vesting conditions applicable to the unvested options without giving effect to the merger and any such restricted cash awards will not be transferable, provided that each restricted cash award shall automatically become fully vested immediately upon termination of its holder’s employment with the surviving company or its affiliate within twelve (12) months of the effective time of the merger without cause, unless provided otherwise in the applicable agreement in respect of such restricted cash award. On the date that the unvested options would have become vested without giving effect to the merger, such corresponding portion of the restricted cash award will be delivered to the holder of such restricted cash award, less any applicable withholding taxes.

Furthermore, each outstanding and unexercised warrant to purchase Shares (the “Company Warrant”) will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the number of Shares underlying the Company Warrant multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant.

Finally, each outstanding and unexercised unit purchase option to purchase Shares and a Company Warrant will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, a cash amount equal to the excess, if any, of (a)(i) $7.20 plus (ii) the number of Shares underlying the Company Warrant issuable under such unit purchase option multiplied by the amount by which $7.20 exceeds the exercise price per Share of the Company Warrant over (b) the exercise price of such unit purchase option. Given that the exercise price of each such unit purchase option is $10.00, the exercise price of the Company Warrants under each such unit purchase option is $10.00 and the merger consideration is only $7.20 per Share, each such unit purchase option will be cancelled for no consideration at the effective time of the merger.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the shareholders of the Company. The merger agreement must be approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)           Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)           Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)           Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters”

(d)           Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s Shares, Dividends and Other Matters”

(e)           Prior Public Offering. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares”

(f)           Prior Stock Purchase. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares”

Item 3	Identity and Background of Filing Person

(a)           Name and Address. Funtalk China Holdings Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

 (b)           Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)           Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)           Material Terms. Not applicable.

(a)-(2)           Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Material Cayman Islands Tax Consequences”

•	“Annex A—Agreement and Plan of Merger”

(c)           Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(d)           Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Appraisal Rights of Shareholders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“ANNEX C—Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e)           Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)           Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)           Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares”

 (b)           Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)           Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(e)           Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by Continuing Shareholders at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Transactions in the Shares”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)           Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)           Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

(b)           Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)           Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

(d)           Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Material U.S. Federal Income Tax Consequences”

•	“Material PRC Income Tax Consequences”

•	“Material Cayman Islands Tax Consequences”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)           Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Filing Persons as to Fairness”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Merrill Lynch (Asia Pacific) Limited as Financial Advisor”

(c)           Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Adopt the Merger Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)           Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

(e)           Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

(f)           Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)           Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Independent Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•	“Special Factors—Financial Analysis Provided by Citi to the Continuing Shareholders”

•	“Annex B—Opinion of Merrill Lynch (Asia Pacific) Limited as Financial Advisor”

(b)           Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Independent Committee’s Financial Advisor”

•	“Special Factors—Financial Analysis Provided by Citi to the Continuing Shareholders”

•	“Annex B—Opinion of Merrill Lynch (Asia Pacific) Limited as Financial Advisor”

(c)           Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)           Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(b)           Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c)           Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)           Borrowed Funds. Not applicable.

Item 11	Interest in Securities of the Subject Company

(a)           Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)           Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares”

Item 12	The Solicitation or Recommendation

(d)           Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by Continuing Shareholders at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)           Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and the Board of Directors”

•	“Summary Term Sheet—Position of Buyer Filing Persons as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Filing Persons as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13	Financial Statements

(a)           Financial Information. The audited financial statements of the Company for the year ended March 31, 2010 are incorporated herein by reference to the Company’s Form 20-F for the year ended March 31, 2010, as amended, originally filed on September 7, 2010 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)           Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)           Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)           Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)           Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1) Proxy Statement of the Company dated July 25, 2011 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated May 31, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on May 31, 2011.

(b)-(1) Subscription Agreement, dated as of May 31, 2011, by and among Parent, ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited and PAG Asia I LP, incorporated herein by reference to Exhibit B to Amendment No. 5 to the Schedule 13D filed by ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on June 1, 2011.

(c)-(1) Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 24, 2011.*

(c)-(2) Opinion of Merrill Lynch (Asia Pacific) Limited, dated May 30, 2011, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(3) Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated May 30, 2011.*

(c)-(4) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with Merrill Lynch (Asia Pacific) Limited, dated May 2011.*

(c)-(5) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 11, 2011.**

(c)-(6) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 21, 2011.**

(c)-(7) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 25, 2011.**

(c)-(8) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated April 29, 2011.**

(c)-(9) Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with Citigroup Global Markets Asia Limited, dated April 27, 2011.**

(c)-(10) Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated April 30, 2011.**

(c)-(11) Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated May 15, 2011.**

(d)-(1) Agreement and Plan of Merger, dated as of May 31, 2011, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Consortium Agreement, dated as of March 25, 2011, by and among ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited, incorporated herein by reference to Exhibit 99.(C) to Amendment No. 3 to the Schedule 13D filed by ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on March 28, 2011.

(d)-(3) Limited Guaranty, dated as of May 31, 2011, by PAG Asia I LP in favor of the Company.*

(d)-(4) Limited Guaranty, dated as of May 31, 2011, by ARCH Digital Holdings Ltd. and ARC Capital Partners Limited in favor of the Company, incorporated herein by reference to Exhibit C to Amendment No. 5 to the Schedule 13D filed by ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on June 1, 2011.

(d)-(5) Limited Guaranty, dated as of May 31, 2011, by Capital Ally Investments Limited, Golden Meditech Holdings Limited, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan in favor of the Company, incorporated herein by reference to Exhibit D to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(6) Limited Guaranty, dated as of May 31, 2011, by GM Investment Company Limited and Golden Meditech Holdings Limited in favor of the Company, incorporated herein by reference to Exhibit E to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(7) Limited Guaranty, dated as of May 31, 2011, by Sinowill Holdings Limited and Mr. Kuo Zhang in favor of the Company, incorporated herein by reference to Exhibit F to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(8) Limited Guaranty, dated as of May 31, 2011, by Huge Harvest Enterprises Limited and Mr. Dongping Fei in favor of the Company, incorporated herein by reference to Exhibit G to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(9) Limited Guaranty, dated as of May 31, 2011, by Kingstate Group Limited and Mr. Hengyang Zhou in favor of the Company, incorporated herein by reference to Exhibit H to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(10) Limited Guaranty, dated as of May 31, 2011, by Trend Focus Limited and Mr. Francis Kwok Cheong Wan in favor of the Company, incorporated herein by reference to Exhibit I to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “ Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on June 14, 2011
**	Previously filed on June 20, 2011

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2011

Funtalk China Holdings Limited

By:	/s/ Hua Yang
Name: Hua Yang
Title: Director

Fortress Group Limited

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Director

Fortress Merger Sub Limited

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Director

ARC Capital Holdings Limited

By:	/s/ Allan Liu
Name: Allan Liu
Title: Director

1

ARCH Digital Holdings Ltd.

By:	/s/ Rachel Chiang
Name: Rachel Chiang
Title: Director

Golden Meditech Holdings Limited

By:	/s/ Kam Yuen
Name: Kam Yuen
Title: Director

GM Investment Company Limited

By:	/s/ Kam Yuen
Name: Kam Yuen
Title: Director

Kuo Zhang

By:	/s/ Kuo Zhang

Nana Gong

By:	/s/ Nana Gong

2

Sinowill Holdings Limited

By:	/s/ Nana Gong
Name: Nana Gong
Title: Director

Dongping Fei

By:	/s/ Dongping Fei

Huge Harvest Enterprises Limited

By:	/s/ Dongping Fei
Name: Dongping Fei
Title: Director

Hengyang Zhou

By:	/s/ Hengyang Zhou

Kingstate Group Limited

By:	/s/ Hengyang Zhou
Name: Hengyang Zhou
Title: Director

3

Francis Kwok Cheong Wan

By:	/s/ Francis Kwok Cheong Wan

Trend Focus Limited

By:	/s/ Francis Kwok Cheong Wan
Name: Francis Kwok Cheong Wan
Title: Director

Capital Ally Investments Limited

By:	/s/ Kuo Zhang
Name: Kuo Zhang
Title: Director

PAG Asia I LP
By: PAG Asia Capital GP I Limited, its General Partner

By:	/s/ David J. Kim
Name: David J. Kim
Title: Partner

4

Exhibit Index

(a)-(1) Proxy Statement of the Company dated July 25, 2011 (the “Proxy Statement”).

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated May 31, 2011, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on May 31, 2011.

(b)-(1) Subscription Agreement, dated as of May 31, 2011, by and among Parent, ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited and PAG Asia I LP, incorporated herein by reference to Exhibit B to Amendment No. 5 to the Schedule 13D filed by ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on June 1, 2011.

(c)-(1) Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 24, 2011.*

(c)-(2) Opinion of Merrill Lynch (Asia Pacific) Limited, dated May 30, 2011, incorporated herein by reference to Annex B of the Proxy Statement.

(c)-(3) Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated May 30, 2011.*

(c)-(4) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with Merrill Lynch (Asia Pacific) Limited, dated May 2011.*

(c)-(5) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 11, 2011.**

(c)-(6) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 21, 2011.**

(c)-(7) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated March 25, 2011.**

(c)-(8) Preliminary Discussion Materials prepared by Citigroup Global Markets Asia Limited for discussion with the Continuing Shareholders, dated April 29, 2011.**

(c)-(9) Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with Citigroup Global Markets Asia Limited, dated April 27, 2011.**

(c)-(10) Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated April 30, 2011.**

(c)-(11) Preliminary Discussion Materials prepared by Merrill Lynch (Asia Pacific) Limited for discussion with the independent committee of the board of directors of the Company, dated May 15, 2011.**

(d)-(1) Agreement and Plan of Merger, dated as of May 31, 2011, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Consortium Agreement, dated as of March 25, 2011, by and among ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited and Trend Focus Limited, incorporated herein by reference to Exhibit 99.(C) to Amendment No. 3 to the Schedule 13D filed by ARCH Digital Holdings Limited, ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on March 28, 2011.

(d)-(3) Limited Guaranty, dated as of May 31, 2011, by PAG Asia I LP in favor of the Company.*

(d)-(4) Limited Guaranty, dated as of May 31, 2011, by ARCH Digital Holdings Ltd. and ARC Capital Partners Limited in favor of the Company, incorporated herein by reference to Exhibit C to Amendment No. 5 to the Schedule 13D filed by ARCH Digital Holdings Ltd., ARC Capital Holdings Limited and ARC Capital Partners Limited with the Securities and Exchange Commission on June 1, 2011.

(d)-(5) Limited Guaranty, dated as of May 31, 2011, by Capital Ally Investments Limited, Golden Meditech Holdings Limited, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan in favor of the Company, incorporated herein by reference to Exhibit D to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

5

(d)-(6) Limited Guaranty, dated as of May 31, 2011, by GM Investment Company Limited and Golden Meditech Holdings Limited in favor of the Company, incorporated herein by reference to Exhibit E to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(7) Limited Guaranty, dated as of May 31, 2011, by Sinowill Holdings Limited and Mr. Kuo Zhang in favor of the Company, incorporated herein by reference to Exhibit F to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(8) Limited Guaranty, dated as of May 31, 2011, by Huge Harvest Enterprises Limited and Mr. Dongping Fei in favor of the Company, incorporated herein by reference to Exhibit G to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(9) Limited Guaranty, dated as of May 31, 2011, by Kingstate Group Limited and Mr. Hengyang Zhou in favor of the Company, incorporated herein by reference to Exhibit H to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(d)-(10) Limited Guaranty, dated as of May 31, 2011, by Trend Focus Limited and Mr. Francis Kwok Cheong Wan in favor of the Company, incorporated herein by reference to Exhibit I to Amendment No. 6 to the Schedule 13D filed by Capital Ally Investments Limited, GM Investment Company Limited, Style Technology Development Limited, Golden Meditech Holdings Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, Kingstate Group Limited, Trend Focus Limited, Ms. Nana Gong, Mr. Kuo Zhang, Mr. Dongping Fei, Mr. Hengyang Zhou and Mr. Francis Kwok Cheong Wan with the Securities and Exchange Commission on June 1, 2011.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “ Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g) Not applicable.

*	Previously filed on June 14, 2011
**	Previously filed on June 20, 2011

6